FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Medicure Inc.
4 - 1200 Waverley Street
Winnipeg, Manitoba
R3T 0P4

Item 2	Date of Material Change

June 25, 2009

Item 3	News Release

A press release with respect to the material change described herein was issued via Marketwire and filed on SEDAR on June 25, 2009.

Item 4	Summary of Material Change

On June 25, 2009, Medicure Inc. (TSX:MPH) (“Medicure” or the “Company”), announced its plan to raise up to $3.0 million to improve its financial position through a non-brokered private placement of common shares at a price of $0.05 per common share.

Item 5	Full Description of Material Change

On June 25, 2009, Medicure announced its plan to raise up to $3.0 million to improve its financial position through a non-brokered private placement of common shares (the “Offering”) at a price of $0.05 per common share.

The maximum number of common shares to be issued upon the Offering represents approximately 46% of the number of common shares of Medicure currently issued and outstanding.

Medicure’s President and Chief Executive Officer, Albert D. Friesen, Ph.D, is expected to participate in the Offering and to subscribe for approximately 33.33% of the common shares issuable thereunder. Dr. Friesen currently holds, directly or indirectly, common shares equal to approximately 7.38% of the Company’s issued and outstanding common shares, and upon completion of the Offering, will be expected to hold, directly or indirectly, approximately 15.57% of the then issued and outstanding common shares. David Banks, a director of the Company, is expected to subscribe for up to 3.33% of the common shares issuable under the Offering. Mr. Banks currently holds common shares equal to approximately 0.74% of the Company’s issued and outstanding common shares, and upon completion of the Offering, will be expected to hold, approximately 1.56% of the then issued and outstanding common shares. Under the rules of the TSX, the Offering would ordinarily require that the Company obtain shareholder approval as a result of the fact insiders of the Company subscribing under the Offering may acquire more than 10% of the number of shares currently issued and outstanding. However, Section 604(e) of the TSX Company Manual (the “Company Manual”)and similar provisions of applicable provincial securities legislation provide an exemption from the requirement to obtain shareholder approval in respect of related party transactions for companies in serious financial difficulty.

An independent directors’ committee, comprised of Medicure board members not participating in the Offering, after carefully reviewing the Company’s financial position and the terms of the Offering, concluded that the terms are reasonable and that reliance on the financial hardship exemption is in the best interests of the Company under the circumstances. Accordingly, the directors’ committee has authorized the Company to apply to the TSX under the provisions of Section 604(e) for an exemption from security holder approval requirements. The directors’ committee noted that the Offering is designed to improve the Company’s financial position.

Completion of the Offering is subject to a number of customary closing conditions, and receipt of all necessary regulatory approvals.

The Offering is part of the Company’s ongoing effort to stabilize and meet the challenging conditions it is currently facing. The Company requires additional capital to continue to operate its business, without which the Company may not be able to meet its future obligations. The proceeds of the Offering will be used for working capital purposes, and will provide Management with additional resources to refine its strategy regarding the development of AGGRASTAT® and MC-1/Avastrem.

The TSX has advised that the Company will automatically be subject, in the ordinary course, to a delisting review as a result of relying on the financial hardship exemption under Section 604(e). By letter dated June 26, 2009, the TSX advised that such delisting review had commenced, and that the Company has until January 25, 2010 to demonstrate that it meets all requirements set out in Part VII of the Company Manual, failing which, the Company’s common shares will be delisted within 30 days from such date.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Confidentiality is not requested.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information contact Albert D. Friesen, President & Chief Executive Officer of Medicure Inc. at the above-mentioned address or by telephone at 1-888-435-2220.

Item 9	Date of Report

July 2, 2009.